Roots & Vine Produce and Café, Inc
FINANCIAL STATEMENT
(UNAUDITED)

AS OF
November 16, 2018

I, ENA JONES, the (Principal Executive Officers) of Roots & Vine Produce and Café, Inc. Hereby certify that the financial statements of Roots & Vine Produce and Café, Inc. And notes thereto for the periods ending January 1, 2018 and November 16, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the November 16, 2018.

_____ (Signature)
President/CEO   (Title)
11/16/2018   (Date)

Doc ID: e0bc79b9fb43160ad6776b5eda099bd4d2e1eb01

Roots & Vine Produce and Café, Inc.
Index to Financial Statement
(unaudited)

Doc ID: e0bc79b9fb43160ad6776b5eda099bd4d2e1eb01

Roots & Vine Produce and Café, Inc.
BALANCE SHEET
AS OF [DATE]
(unaudited)

Balance Sheet
Roots and Vines Produce & Café, Inc
16-Nov-18

Assets		
Fixed Assets		
	Amount	
House	42,500.00	
Vehicle	42,500.00	
Equipment	42,500.00	
Rental Property	42,500.00	
Total Current Assets	**170,000.00**	
Fixed Assets		
	Amount	
Total Fixed Assets		
Inventory		
	Amount	
Total Inventory		
Total Assets		**170,000.00**

Liabilities		
Current Liabilities		
	Amount	
Mortgage - 30 years to maturity	60,000.00	
Total Current Liabilities	**60,000.00**	
Long Term Liabilities		
	Amount	
Total Long Term Liabilities		
Total Liabilities		**60,000.00**
(Current Liabilities add Long Term Liabilities)		
Net Assets		**110,000.00**
(Assets less Liabilities)		

Equity		
Description	Amount	
Cash	31,000.00	
Equity		**31,000.00**
Total Equity		**31,000.00**
(Net Assets should equal Total Equity)		

3

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NOTE 1 – NATURE OF OPERATIONS

Roots & Vine Produce and Café, Inc. was formed on July 24, 2018 ("Inception") in the State of ILLINOIS. The balance sheet of Roots & Vine Produce and Café, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in CHICAGO, ILLONOIS.

Roots & Vine Produce and Café, Inc Dedicated to Quality
We pride ourselves on providing a high-quality menu as well as tea and coffee. Our exclusive menu is prepared from only the best ingredients. We work with local farm families for our produce and source bulk dry goods from the freshest, highest quality offerings available.

Stay Awhile...Network, Share & Learn
Sunny days guarantee that our lobby will be full of guests enjoying a drink or treat. On not-so-sunny days, we also offer comfortable seating inside our cafe with free Wi-Fi and plenty of outlets!

Set your calendar for food demos, workshops on nutrition and food service & sanitation classes.

More than Drinks
Although we offer a wide variety of hot and iced drinks, we also provide savory and sweet food options. So, whether you're stopping for your morning coffee, lunch, or an afternoon snack, we've got you covered!

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

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Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Operation of a Produce and Café. The likelihood of success of the Company must be considered considering the problems, expenses, complications and delays frequently encountered in connection with a startup.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3. Competition. There are numerous competitors of the Company engaged in the food industry. Many of these competitors have established brand names and/or pre-existing relationships with many of the Company's prospective customers. It will be necessary for the Company to communicate the quality and style of its operations in order to get customers to support the cafe. There can be no guarantee that the Company will be successful in its efforts.

4. The Economy. The economy can weigh heavily upon the retail industry and the ability of people to use support the beauty industry. The demand for beauty services may fall if the economy should decline.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers for the

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Units.

There is no market or exchange where the Support may offer their Units for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Units must bear the economic risk inherent in the investment for an indefinite period.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10. Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon many assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this statement must be considered in terms of the likelihood that all these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from food, beverage produce and cafe transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company is taxed as a "S-Corporation". Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

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Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY

LLC Units

Confidential Offering Memorandum (the "Memorandum") has been prepared in connection with an offering (the "Offering") of up to 5,350 shares of Common Stock, $20.00 par value (the "Shares") of Roots & Vine Produce and Cafe Inc. (the "Company"). The minimum offering amount is 1600 ("Minimum Offering Amount"), and the maximum offering amount is 100 ("Maximum Offering Amount"). The minimum purchase per investor is 5 shares, or $100.00.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 24th, 2018 through November 16, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

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HELLOSIGN

Audit Trail

TITLE	Financial Statement
FILE NAME	Roots and Vines FS Balance.docx
DOCUMENT ID	e0bc79b9fb43160ad6776b5eda099bd4d2e1eb01
STATUS	● Completed

Document History

SENT	**11/16/2018** 21:33:26 UTC	Sent for signature to Ena Jones (ejones@rootsandvineinc.com) from lynn@buytheblock.com IP: 208.186.160.254
VIEWED	**11/17/2018** 00:12:12 UTC	Viewed by Ena Jones (ejones@rootsandvineinc.com) IP: 107.77.209.228
SIGNED	**11/17/2018** 00:13:33 UTC	Signed by Ena Jones (ejones@rootsandvineinc.com) IP: 107.77.209.228
COMPLETED	**11/17/2018** 00:13:33 UTC	The document has been completed.